Exhibit 99.1

Höegh LNG Partners LP Reports Preliminary Financial Results for the Quarter Ended December 31, 2019

HAMILTON, Bermuda, February 27, 2020 /PRNewswire/ — Höegh LNG Partners LP (NYSE: HMLP) (the "Partnership") today reported its preliminary financial results for the quarter ended December 31, 2019.

Highlights

•	Reported time charter revenues of $38.5 million for the fourth quarter of 2019, compared to $37.3 million of time charter revenues for the fourth quarter of 2018
•	Generated operating income of $27.9 million, net income of $18.7 million and limited partners' interest in net income of $15.1 million for the fourth quarter of 2019 compared to operating income of $22.2 million, net income of $16.1 million and limited partners' interest in net income of $12.8 million for the fourth quarter of 2018
•	Operating income, net income and limited partners' interest in net income were impacted by unrealized gains (losses) on derivative instruments for the fourth quarter of 2019 and 2018
•	Excluding the impact of unrealized gains and losses on derivative instruments, net income for the three months ended December 31, 2019 would have been $14.6 million, compared to $17.3 million for the three months ended December 31, 2018. The decrease was mainly due to the assessment of $3.0 million of Indonesian property tax and penalties for the years 2015 through 2019 on the vessel during the three months ended December 31, 2019.
•	Generated Segment EBITDA [1] of $34.6 million for the fourth quarter of 2019 compared to $37.5 million for the fourth quarter of 2018
•	On February 14, 2020, paid a $0.44 per unit distribution on the common units with respect to the fourth quarter of 2019, equivalent to $1.76 per unit on an annualized basis
•	On February 17, 2020, paid a $0.546875 per unit distribution on the 8.75% Series A cumulative redeemable preferred units ("Series A preferred units") for the period commencing on November 15, 2019 to February 14, 2020, equivalent to $2.1875 per unit on an annualized basis

Steffen Føreid, Chief Executive Officer and Chief Financial Officer stated: “Höegh LNG Partner’s assets performed according to contract during the fourth quarter, resulting in a robust coverage ratio despite historical property taxes weighting on the result. More broadly, global trade in LNG continues to increase year-on-year, which together with competitive LNG pricing is having a positive impact on the demand for regasification services. With an established platform of long-term contracts, Höegh LNG Partners is in a strong position to maintain its leadership position in the FSRU sector and to grow as acquisition opportunities crystalize.”

1 Segment EBITDA is a non-GAAP financial measure used by investors to measure financial and operating performance. Please see Appendix A for a reconciliation of Segment EBITDA to net income, the most directly comparable GAAP financial measure.

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Financial Results Overview

Effective January 1, 2019, the Partnership adopted the new accounting standard, Leases, which did not change the timing or amount of revenue recognized for the Partnership.

The Partnership reported net income for the three months ended December 31, 2019 of $18.7 million, an increase of $2.6 million from net income of $16.1 million for the three months ended December 31, 2018. The net income for the three months ended December 31, 2019 and 2018 were impacted by unrealized gains and losses on derivative instruments mainly on the Partnership's share of equity in earnings (losses) of joint ventures.

Excluding the impact of all the unrealized gains and losses on derivative instruments, net income for the three months ended December 31, 2019 would have been $14.6 million, a decrease of $2.7 million from $17.3 million for the three months ended December 31, 2018. The positive impact of higher total revenues and lower income tax expense was offset by the negative impact of higher operating expenses and amortization of debt issuance cost. The main reason for the higher operating expenses was the assessment of $3.0 million of Indonesian property tax and penalties for the years 2015 through 2019 on the vessel during the three months ended December 31, 2019. The retroactive assessment was as a result of the issuance of a new regulation in 2019, defining Floating Storage and Regasification Units (“FSRUs”), as subject to Indonesian property tax.

Preferred unitholders' interest in net income was $3.6 million for the three months ended December 31, 2019, an increase of $0.2 million from $3.4 million for the three months ended December 31, 2018 due to additional Series A preferred units issued as part of the at-the-market offering program (“ATM program”). Limited partners' interest in net income for the three months ended December 31, 2019 was $15.1 million, an increase of $2.3 million from limited partners’ interest in net income of $12.8 million for the three months ended December 31, 2018. Excluding all of the unrealized gains and losses on derivative instruments, limited partners’ interest in net income for the three months ended December 31, 2019 would have been $11.0 million, a decrease of $2.9 million from $13.9 million for the three months ended December 31, 2018.

Total revenues are comprised of time charter revenues and other revenue related to the PGN FSRU Lampung, the Höegh Gallant and the Höegh Grace for the three months ended December 31, 2019 and 2018. Time charter revenues for the three months ended December 31, 2019 were $38.5 million, an increase of $1.2 million from $37.3 million for the three months ended December 31, 2018. The increase mainly relates to higher revenues for the Höegh Gallant for the three months ended December 31, 2019. The Höegh Gallant was on hire for the entire fourth quarter of 2019, while there was a performance claim for the Höegh Gallant due to technical issues for the three months ended December 31, 2018.

Other revenue for the three months ended December 31, 2019 was $0.1 million, a decrease of $0.4 million from $0.5 million for the three months ended December 31, 2018. For the three months ended December 31, 2019, other revenue related to a final insurance settlement for the 2018 technical issues on the Höegh Gallant. For the three months ended December 31, 2018, other revenue consisted of insurance proceeds received for a claim related to the PGN FSRU Lampung’s activities from prior periods and the probable insurance recovery for repair expenses incurred for the Höegh Gallant.

All FSRUs were on hire for the entire fourth quarter of 2019.

Total operating expenses for the three months ended December 31, 2019 were $17.3 million, an increase of $2.9 million, compared with $14.4 million for the three months ended December 31, 2018. Total operating expenses consists of vessel operating expenses, administrative expenses and depreciation and amortization. Vessel operating expenses and administrative expenses increased by $2.0 million and $0.9 million, respectively, for the three months ended December 31, 2019 compared to the corresponding period of 2018, while depreciation and amortization was largely unchanged. The increase in vessel operating expenses was mainly due to higher expenses for the PGN FSRU Lampung.

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During December 2019, the PGN FSRU Lampung was assessed with a Land and Building (“property”) tax and penalties of $3.0 million by the Indonesian authorities for the years 2015 through 2019. This was partially offset by reduced vessel operating expenses of approximately $1.1 million for the Höegh Gallant. For the three months ended December 31, 2018, the higher vessel operating expenses for the Höegh Gallant were due to the repair expenses incurred as a result of technical issues with the vessel. Higher administrative expenses for the three months ended December 31, 2019 were mainly due to higher legal costs and higher audit fees as a result of the first external audit of the Partnership’s internal controls over financial reporting.

Equity in earnings of joint ventures for the three months ended December 31, 2019 was $6.7 million, an increase of $7.8 million from equity in losses of joint ventures of $1.1 million for the three months ended December 31, 2018. The joint ventures own the Neptune and the Cape Ann. Unrealized gains (losses) on derivative instruments in the joint ventures significantly impacted the equity in earnings (losses) of joint ventures for the three months ended December 31, 2019 and 2018. The joint ventures do not apply hedge accounting for interest rate swaps and all changes in fair value are included in equity in earnings (losses) of joint ventures. Excluding the unrealized gains for the three months ended December 31, 2019 and the unrealized losses for the three months ended December 31, 2018, the equity in earnings of joint ventures would have been $2.5 million for the three months ended December 31, 2019, a decrease of $0.5 million compared to equity in earnings of joint ventures of $3.0 million for the three months ended December 31, 2018. This decrease was mainly due to lower reimbursements for project activities for the charterer resulting in lower revenues for the three months ended December 31, 2019 compared with the corresponding period of 2018.

For additional information on the boil-off claim related to the time charters of the joint ventures refer to “Financing and Liquidity” below.

Operating income for the three months ended December 31, 2019 was $27.9 million, an increase of $5.7 million from operating income of $22.2 million for the three months ended December 31, 2018. Excluding the impact of the unrealized gains and losses on derivative instruments for the three months ended December 31, 2019 and 2018 impacting the equity in earnings (losses) of joint ventures, operating income for the three months ended December 31, 2019 would have been $23.8 million, a decrease of $2.6 million from $26.4 million for the three months ended December 31, 2018.

Segment EBITDA 1 was $34.6 million for the three months ended December 31, 2019, a decrease of $2.9 million from $37.5 million for the three months ended December 31, 2018.

Total financial expense, net for the three months ended December 31, 2019 was $7.4 million, an increase of $3.6 million from $3.8 million for the three months ended December 31, 2018. The increase was mainly due to a gain on derivative instruments for the three months ended December 31, 2018. As a result of adopting the revised guidance for Derivates and Hedging, Targeted Improvements to Accounting for Hedging Activities on January 1, 2019 on a prospective basis, the gain on the ineffective portion of the derivative hedge for the three months ended December 31, 2018 was not reclassified to other comprehensive income. There was no significant corresponding ineffectiveness during the three months ended December 31, 2019. Interest expense consists of the interest incurred, amortization of cash flow hedge, commitment fees and amortization of debt issuance cost and fair value of debt assumed for the period. Interest expense increased by $0.4 million in the fourth quarter of 2019 compared to the fourth quarter of 2018 mainly due to higher amortization of debt issuance cost on the $385 million facility which offset the impacts of repayment of outstanding loan balances for the loan facilities. On January 29, 2019, the Partnership entered into a loan agreement with a syndicate of banks (the “$385 million facility”) to refinance the outstanding balances of the loan facilities related to the Höegh Gallant (the “Gallant facility”) and the Höegh Grace (the “Grace facility”).

Income tax expense was $1.8 million for the three months ended December 31, 2019, a decrease of $0.5 million from $2.3 million for the three months ended December 31, 2018. In December 2019, the Indonesian authorities assessed $3.0 million of property tax and penalties on the vessel for 2015 through 2019. Excluding the penalties, the amount was deductible for corporate income taxes in 2019. The main reason for the decrease of $0.5 million in income tax expense was the tax impact of the deduction for the property tax in 2019.

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Segments

The Partnership has two operating segments. The segment profit measure is Segment EBITDA, which is defined as earnings before interest, taxes, depreciation, amortization, impairment and other financial items (gain (loss) on debt extinguishment, gain (loss) on derivative instruments and other items, net). The two segments are “Majority held FSRUs” and “Joint venture FSRUs.” In addition, unallocated corporate costs, interest income from advances to joint ventures, and interest expense related to the outstanding balances on the $85 million revolving credit facility and the $385 million facility are included in “Other.” For additional information on the segments, including a reconciliation of Segment EBITDA to operating income and net income for each segment, refer to the description and the tables included in “Unaudited Segment Information for the Quarter Ended December 31, 2019 and 2018” beginning on page 18.

Segment EBITDA for the Majority held FSRUs for the three months ended December 31, 2019 was $28.3 million, a decrease of $1.6 million from $29.9 million for the three months ended December 31, 2018 mainly due to higher vessel operating expenses due to the inclusion of Indonesian property tax which was partially offset by higher total revenues.

Segment EBITDA for the Joint venture FSRUs for the three months ended December 31, 2019 was $8.1 million, a decrease of $0.7 million from $8.8 million for the three months ended December 31, 2018. This decrease was mainly due to lower reimbursements for project activities for the charterer resulting in lower revenues for the three months ended December 31, 2019 compared with the corresponding period of 2018.

For Other, Segment EBITDA consists of administrative expenses. Administrative expenses for the three months ended December 31, 2019 were $1.8 million, an increase of $0.6 million from $1.2 million for the three months ended December 31, 2018. The increase in expenses mainly related to higher audit and legal fees for the three months ended December 31, 2019 compared with the three months ended December 31, 2018.

Financing and Liquidity

As of December 31, 2019, the Partnership had cash and cash equivalents of $39.1 million. Current restricted cash for operating obligations of the PGN FSRU Lampung was $8.1 million and long-term restricted cash required under the Lampung facility was $12.6 million as of December 31, 2019. As of February 24, 2020, the Partnership had undrawn balances of $76.2 million and $14.7 million on the $85 million revolving credit facility and $63 million revolving credit facility, respectively.

During the fourth quarter of 2019, the Partnership made quarterly repayments of $4.8 million on the Lampung facility and $6.4 million on the $385 million facility.

The Partnership’s book value and outstanding principal of total long-term debt was $465.8 million and $474.9 million, respectively, as of December 31, 2019, including the Lampung and the $385 million facilities (including the associated $63 million revolving credit facility) and the $85 million revolving credit facility. As of December 31, 2019, the Partnership’s total current liabilities exceeded total current assets by $3.5 million. This is partly a result of the current portion of long-term debt of $44.7 million being classified as current while restricted cash of $12.6 million associated with the Lampung facility is classified as long-term. The current portion of long-term debt reflects principal payments for the next twelve months which will be funded, for the most part, by future cash flows from operations. The Partnership does not intend to maintain a cash balance to fund the next twelve months' net liabilities.

The Partnership believes its cash flows from operations will be sufficient to meet its debt amortization and working capital needs for operations. In addition, the Partnership requires liquidity to pay distributions to its unitholders. The undrawn balances on the $85 million revolving credit facility to Höegh LNG Holdings Ltd. (“Höegh LNG”) and the $63 million revolving credit facility provide sources of liquidity reserves to supplement funding of its distributions and other general liquidity needs. The Partnership believes its current resources, including the undrawn balances under the $85 million revolving credit facility and the $63 million revolving credit facility, are sufficient to meet the Partnership’s working capital requirements for its business for the next twelve months.

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In October 2019, the Partnership entered into a sales agreement with B. Riley FBR Inc. (the “Agent”) for a new ATM program and terminated the sales agreement under its prior ATM program. Under the terms of the new sales agreement, the Partnership may offer and sell up to $120 million aggregate offering amount of common units and Series A preferred units, from time to time, through the Agent, acting as an agent for the Partnership.  Sales of such units may be made in negotiated transactions or transactions that are deemed to be “at the market” offerings, including sales made directly on the New York Stock Exchange or through a market marker other than on an exchange.

As of December 31, 2019, the Partnership did not have material commitments for capital expenditures for its current business. However, the joint ventures have a probable liability for a boil-off claim under the time charters for which an accrual of $23.7 million was recorded as of December 31, 2019. The Partnership’s 50% share of the accrual was approximately $11.9 million as of December 31, 2019. The claim has been subject to an arbitration process. The parties have continued discussions with the objective of reaching a negotiated solution to settle the boil-off dispute. In February 2020, each of the joint ventures and the charterer reached a commercial settlement addressing all the past and future claims related to boil-off with respect to the Neptune and the Cape Ann, in the context of the charterer’s efforts to deploy these vessels as FSRUs in projects under development. The settlement amount is in line with the accrual made by the joint ventures. Accordingly, the accrual was unchanged as of December 31, 2019. The settlement reached is subject to executing final binding agreements between the parties and the necessary board of directors’ and lenders’ approvals, which are expected to be finalized and signed during April 2020. Among other things, the settlement provides that 1) the boil-off claim, up to the signature date of the settlement agreements, will be settled for an aggregate amount of $23.7 million, paid in instalments during 2020, 2) the costs of arbitration will be equally split between the parties and each party will settle its legal and other costs, 3) the joint ventures have or will implement technical upgrades on the vessels at their own cost to minimize boil-off, and 4) the relevant provisions of the time charters will be amended regarding the computation and settlement of prospective boil-off claims. The Partnership will be indemnified by Höegh LNG for its share of the cash impact of the settlement, the arbitration costs and any legal expenses, the technical modifications of the vessels and any prospective boil-off claims or other direct impacts of the settlement agreement. The remaining costs to be incurred for the technical modifications of the vessels are estimated to be $0.8 million, of which the Partnership’s 50% share would be $0.4 million. Höegh LNG will indemnify the Partnership for the Partnership’s share of such costs.

In addition, the Partnership's Indonesian subsidiary was assessed a property tax and penalties of $3.0 million by the Indonesian authorities for the period from 2015 through 2019. The assessment was due to the issuance of the Indonesian Minister of Finance’s Decree No. 186/PMK.03/2019 (“PMK 186/2019”) which includes Floating Storage and Regasification Units (“FSRUs”) as a “Building” subject to the tax. The property tax and penalties were paid in February 2020 from cash flows from operations. The Partnership’s Indonesian subsidiary plans to appeal the assessment. Depending on the level of appeal pursued, the appeal process could take a number of years to conclude. There can be no assurance of the result of the appeal or whether the Indonesian subsidiary will prevail. As a result, the property tax and penalties were expensed during the three months ended December 31, 2019. Until the appeal is concluded, the Indonesian subsidiary will be required to pay an annual property tax of approximately $0.6 million.

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As of December 31, 2019, the Partnership’s Indonesian subsidiary is subject to examination by the Indonesian tax authorities for its corporate income tax returns for the years from 2015 through 2018 for up to five years following the completion of a fiscal year. As a result, it is likely there will be an examination by the Indonesian tax authorities for the tax return for 2015 during 2020. For December 31, 2019, the Indonesian subsidiary plans to request a refund for overpayment of estimated taxes for 2019 when filing the 2019 tax return which will result in an automatic examination of the tax return for the year ended December 31, 2019. Based upon the Partnership’s experience in Indonesia, tax regulations, guidance and interpretation may not always be clear and may be subject to alternative interpretations or changes in interpretations over time. The examinations may lead to ordinary course adjustments or proposed adjustments to the subsidiary’s income taxes with respect to years under examination. Future examinations may or may not result in changes to the Partnership’s provisions on tax filings from 2015 through 2019. As of December 31, 2019, the unrecognized tax benefits for uncertain tax positions were $2.3 million.

As of December 31, 2019, the Partnership had outstanding interest rate swap agreements for a total notional amount of $362.9 million to hedge against the interest rate risks of its long-term debt under the Lampung and the $385 million facilities. The Partnership applies hedge accounting for derivative instruments related to those facilities. The Partnership receives interest based on three month US dollar LIBOR and pays a fixed rate of 2.8% for the Lampung facility. The Partnership receives interest based on the three month US dollar LIBOR and pays a fixed rate of an average of approximately 2.8% for the $385 million facility. The carrying value of the liability for derivative instruments was a net liability of $14.9 million as of December 31, 2019. The Partnership adopted the revised guidance for Derivatives and Hedging, Targeted Improvements to Accounting for Hedging Activities on January 1, 2019 on a prospective basis. Amortization amounts reclassified or recorded to earnings for the Partnership’s interest rate swaps for the three months ended December 31, 2019 are presented as a component of interest expense compared with the presentation in previous periods in the gain (loss) on derivatives instruments line item in the consolidated statements of income.

The Partnership’s share of the joint ventures is accounted for using the equity method. As a result, the Partnership’s share of the joint ventures’ cash, restricted cash, outstanding debt, interest rate swaps and other balance sheet items are reflected net on the lines "accumulated earnings of joint ventures" and “accumulated losses of the joint ventures” on the consolidated balance sheet and are not included in the balance sheet figures disclosed above.

On November 14, 2019, the Partnership paid a quarterly cash distribution of $15.0 million, or $0.44 per common unit, with respect to the third quarter of 2019.

On November 15, 2019, the Partnership paid a cash distribution of $3.6 million, or $0.546875 per Series A preferred unit, for the period commencing on August 15, 2019 to November 14, 2019.

On February 14, 2020, the Partnership paid a quarterly cash distribution of $15.0 million, or $0.44 per common unit, with respect to the fourth quarter of 2019, equivalent to $1.76 per unit on an annualized basis.

On February 17, 2020, the Partnership paid a cash distribution of $3.7 million, or $0.546875 per Series A preferred unit, for the period commencing on November 15, 2019 to February 14, 2020.

For the period from January 1, 2020 to January 7, 2020, the Partnership sold 82,409 Series A preferred units under the ATM program at an average gross sales price of $26.25 per unit and received net proceeds, after sales commissions, of $2.1 million. No further sales were made between January 8, 2020 and February 24, 2020. For the period from January 1, 2020 to February 24, 2020, no common units were sold under our ATM program. The Partnership sold 391,398 Series A preferred units and no common units under the ATM program in the fourth quarter of 2019 at an average gross sales price of $26.91 per unit. From the commencement of the ATM program in January 2018 through December 31, 2019, the Partnership has sold 2,025,590 Series A preferred units and 306,266 common units and received net proceeds of $51.7 million and $5.6 million, respectively. The compensation paid to the Agent for such sales was $1.0 million.

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Cash Flows

Net cash provided by operating activities was $26.2 million for the three months ended December 31, 2019, a decrease of $0.1 million compared with $26.3 million for the three months ended December 31, 2018. Before changes in working capital, net cash flows were $21.1 million for the three months ended December 31, 2019, a decrease of $0.5 million compared with $21.6 million for the three months ended December 31, 2018. The decrease was mainly attributable to lower operating results of the Majority held FSRU segment which were partially offset by the positive impact of including the repayment of principal on direct financing lease as a component of operating activities as a result of the new leasing standard adopted on January 1, 2019, lower incurred interest expense and current income tax expense for the three months ended December 31, 2019 compared to the three months ended December 31, 2018. Changes in working capital contributed positively to net cash provided by operating activities by $5.2 million for the three months ended December 31, 2019 compared with a positive contribution of $4.7 million for the three months ended December 31, 2018. The positive working capital impact in the fourth quarter of 2019 was mainly due to cash provided by trade receivables of $3.8 million and accrued liabilities and other payable of $2.5 million, and the positive working capital impact in the fourth quarter of 2018 was mainly due to cash provided by trade receivables and value added and withholding tax liabilities.

There was no net cash provided by investing activities for the three months ended December 31, 2019, a decrease of $0.2 million compared to net cash provided by investing activities of $0.2 million for the three months ended December 31, 2018. The change in net cash provided by investing activities was mainly the result of reclassification of the receipts from repayment on principal on the direct financing lease related to PGN FSRU Lampung from investing activities in 2018 to operating activities in 2019 due to adoption of the new leasing standard, which was partially offset by expenditures for equipment on the vessels for the three months ended December 31, 2018.

Net cash used in financing activities for the three months ended December 31, 2019 was $19.4 million, a decrease of $6.5 million compared to net cash used in financing activities of $25.9 million for the three months ended December 31, 2018. The main reason for the decrease was higher net proceeds from the issuance of the Series A preferred units for the three months ended December 31, 2019 and repayment of $1.3 million of a customer loan for funding a value added liability on import for the three months ended December 31, 2018. For the three months ended December 31, 2019, net proceeds from the issuance of the Series A preferred units were $10.3 million compared with $4.7 million for the three months ended December 31, 2018. Repayments of long-term debt were $11.2 million and $11.4 million for the three months ended December 31, 2019 and 2018, respectively. Cash distributions to limited partners and preferred unit holders were $18.6 million for the three months ended December 31, 2019 compared with $18.4 million for the three months ended December 31, 2018.

As a result of the foregoing, cash and cash equivalents increased by $6.8 million and $0.7 million for the three months ended December 31, 2019 and 2018, respectively.

Outlook

A subsidiary of the Partnership, as the owner of the Höegh Gallant, has a lease and maintenance agreement with Höegh LNG Egypt LLC (“EgyptCo”), a wholly owned subsidiary of Höegh LNG, until April 2020. To date, the Partnership has not entered a new contract for the Höegh Gallant from April 2020. Pursuant to an option agreement, the Partnership has the right to cause Höegh LNG to charter the Höegh Gallant from the expiration or termination of the EgyptCo charter until July 2025, at a rate equal to 90% of the rate payable pursuant to the current charter, plus any incremental taxes or operating expenses as a result of the new charter. The Partnership intends to exercise its option pursuant to the option agreement and to enter into a new time charter with Höegh LNG for the Höegh Gallant (the “Subsequent Charter”), the final terms of which are subject to approval by the Partnership’s conflicts committee and board of directors. Höegh LNG’s ability to make payments to the Partnership under the Subsequent Charter may be affected by events beyond either of the control of Höegh LNG or the Partnership, including opportunities to obtain new employment for the vessel, prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, Höegh LNG’s ability to meet its obligations to the Partnership may be impaired. If Höegh LNG is unable to meet its obligations to the Partnership under the Subsequent Charter, the Partnership’s financial condition, results of operations and ability to make cash distributions to unitholders could be materially adversely affected.

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For the joint ventures, the charterer of the Cape Ann expects to sub-contract the vessel to operate as an FSRU in India. The sub-contract is expected to commence in the first quarter of 2020 and continue until the fourth quarter of 2025. Subject to lender approval, an amendment of the time charter party with the joint venture and the charterer is being finalized which will provide for the reimbursement of direct and indirect taxes that the joint venture will incur in India. The tax regulations, guidance and interpretations in India are not clear with respect to certain aspects of taxation of an FSRU operation. As a result, the sub-charter in India will be cash neutral with respect to the joint venture’s operations. However, the reimbursement of taxes will be based upon tax filings and actual tax payments, while the financial statements will also be impacted by accrued taxes including the impact of uncertain tax positions, if any. As a result, there may be differences in the timing of recognition of revenue for tax reimbursement and the accrual of income tax and other tax expenses.

Pursuant to the omnibus agreement that the Partnership entered into with Höegh LNG at the time of the initial public offering, Höegh LNG is obligated to offer to the Partnership any floating storage and regasification unit (“FSRU”) or LNG carrier operating under a charter of five or more years.

Höegh LNG is actively pursuing the following projects that are subject to a number of conditions, outside its control, impacting the timing and the ability of such projects to go forward. The Partnership may have the opportunity in the future to acquire the FSRUs listed below, when operating under a charter of five years or more, if one of the following projects is fulfilled:

•	On December 21, 2018, Höegh LNG announced that it had entered a contract with AGL Shipping Pty Ltd. (“AGL”), a subsidiary of AGL Energy Ltd., to provide an FSRU to service AGL’s proposed import facility in Victoria, Australia. The contract is for a period of 10 years and is subject to AGL’s final investment decision by the board of directors of AGL Energy Ltd. for the project and obtaining necessary regulatory and environmental approvals.

•	Höegh LNG has also won exclusivity to provide an FSRU for potential projects for Australian Industrial Energy (“AIE”) at Port Kembla, Australia and for another company in the Asian market. Both projects are dependent on a variety of regulatory approvals or permits as well as final investment decisions.

Höegh LNG has four operating FSRUs, the Höegh Giant (HHI Hull No. 2552), delivered from the shipyard on April 27, 2017, the Höegh Esperanza (HHI Hull No. 2865), delivered from the shipyard on April 5, 2018, Höegh Gannet (HHI Hull No. 2909), delivered from the shipyard on December 6, 2018, and the Höegh Galleon (SHI Hull No. 2220), delivered from the shipyard on August 27, 2019. The Höegh Giant is operating on a three-year contract that commenced on February 7, 2018 with Gas Natural SGD, SA (“Gas Natural Fenosa”). The Höegh Esperanza is operating on a three-year contract that commenced on June 7, 2018 with CNOOC Gas & Power Trading and Marketing Ltd. (“CNOOC”) which has an option for a one-year extension. The Höegh Gannet serves on a 15 month LNGC contract with Naturgy. The Höegh Galleon operates on an interim LNGC contract with Cheniere Marketing International LLP (“Cheniere”) that commenced in September 2019.

Pursuant to the terms of the omnibus agreement, the Partnership will have the right to purchase the Höegh Giant, the Höegh Esperanza, the Höegh Gannet and the Höegh Galleon following acceptance by the respective charterer of the related FSRU under a contract of five years or more, subject to reaching an agreement with Höegh LNG regarding the purchase price.

There can be no assurance that the Partnership will acquire any vessels from Höegh LNG or of the terms upon which any such acquisition may be made.

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Presentation of Fourth Quarter 2019 Results

A presentation will be held today, Wednesday, February 27, 2020, at 08:30 A.M. (ET) to discuss financial results for the fourth quarter of 2019. The results and presentation material will be available for download at http://www.hoeghlngpartners.com.

The presentation will be immediately followed by a Q&A session. Participants will be able to join this presentation using the following details:

a. Webcast

https://www.webcaster4.com/Webcast/Page/942/33098

b. Teleconference

International call:	+1-412-542-4123
US Toll Free call:	+1-855-239-1375
Canada Toll Free call:	+1-855-669-9657

Participants should ask to be joined into the Höegh LNG Partners LP call.

There will be a Q&A session after the presentation. Information on how to ask questions will be given at the beginning of the Q&A session.

For those unable to participate in the conference call, a replay will be available from one hour after the end of the conference call until March 6, 2020.

The replay dial-in numbers are as follows:

International call:	+1-412-317-0088
US Toll Free call:	+1-877-344-7529
Canada Toll Free call:	+1-855-669-9658
Replay passcode:	10139330

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FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and the Partnership’s operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “future,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Partnership’s control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•	market conditions and trends for floating storage and regasification units (“FSRUs”) and liquefied natural gas (“LNG”) carriers, including hire rates, vessel valuations, technological advancements, market preferences and factors affecting supply and demand of LNG, LNG carriers, and FSRUs;

•	the Partnership’s distribution policy and ability to make cash distributions on the Partnership’s units or any increases in the quarterly distributions on the Partnership’s common units;

•	restrictions in the Partnership’s debt agreements and pursuant to local laws on the Partnership’s joint ventures’ and subsidiaries’ ability to make distributions;

•	the Partnership’s ability to settle or resolve the boil-off claim for the joint ventures, including the estimated amount thereof;

•	the ability of Höegh LNG to meet its financial obligations to the Partnership, including its guarantee, the Subsequent Charter and indemnification obligations, including in relation to the boil-off claim;

•	the Partnership’s ability to compete successfully for future chartering opportunities;

•	demand in the FSRU sector or the LNG shipping sector, including demand for the Partnership’s vessels;

•	the Partnership’s ability to purchase additional vessels from Höegh LNG in the future;

•	the Partnership’s ability to integrate and realize the anticipated benefits from acquisitions;

•	the Partnership’s anticipated growth strategies: including the acquisition of vessels;

•	the Partnership’s anticipated receipt of dividends and repayment of indebtedness from subsidiaries and joint ventures;

•	effects of volatility in global prices for crude oil and natural gas;

•	the effect of the worldwide economic environment;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

10

•	general market conditions, including fluctuations in hire rates and vessel values;

•	changes in the Partnership’s operating expenses, including drydocking, on-water class surveys, insurance costs and bunker costs;

•	the Partnership’s ability to comply with financing agreements and the expected effect of restrictions and covenants in such agreements;

•	the financial condition, liquidity and creditworthiness of the Partnership’s existing or future customers and their ability to satisfy their obligations under the Partnership’s contracts;

•	the Partnership’s ability to replace existing borrowings, make additional borrowings and to access public equity and debt capital markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	the exercise of purchase options by the Partnership’s customers;

•	the Partnership’s ability to perform under its contracts and maintain long-term relationships with its customers;

•	the Partnership’s ability to leverage Höegh LNG’s relationships and reputation in the shipping industry;

•	the Partnership’s continued ability to enter into long-term, fixed-rate charters and the hire rate thereof;

•	the operating performance of the Partnership’s vessels and any related claims by Total S.A. or other customers;

•	the Partnership’s ability to maximize the use of its vessels, including the redeployment or disposition of vessels no longer under long-term charters;

•	the Partnership’s ability to compete successfully for future chartering and newbuilding opportunities;

•	timely acceptance of the Partnership’s vessels by their charterers;

•	termination dates and extensions of charters;

•	the cost of, and the Partnership’s ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to its business;

•	economic substance laws and regulations adopted or considered by various jurisdictions of formation or incorporation of the Partnership and certain of its subsidiaries;

•	availability and cost of skilled labor, vessel crews and management;

•	the number of offhire days and drydocking requirements, including the Partnership’s ability to complete scheduled drydocking on time and within budget;

11

•	the Partnership’s incremental general and administrative expenses as a publicly traded limited partnership and the Partnership’s fees and expenses payable under the Partnership’s ship management agreements, the technical information and services agreement and the administrative services agreements;

•	the anticipated taxation of the Partnership, its subsidiaries and affiliates and distributions to its unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	the Partnership’s ability to retain key employees;

•	customers’ increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	risks inherent in the operation of the Partnership’s vessels including potential disruption due to accidents, political events, piracy or acts by terrorists;

•	future sales of the Partnership’s common units, Series A preferred units and other securities in the public market;

•	the Partnership’s business strategy and other plans and objectives for future operations;

•	the Partnership’s ability to maintain effective internal control over financial reporting and effective disclosure controls and procedures; and

•	other factors listed from time to time in the reports and other documents that the Partnership files with the SEC, including the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2018 and subsequent annual reports on Form 20-F and quarterly reports on Form 6-K.

All forward-looking statements included in this press release are made only as of the date of this press release. New factors emerge from time to time, and it is not possible for the Partnership to predict all of these factors. Further, the Partnership cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Partnership does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

12

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED CONSOLIDATED
STATEMENTS OF INCOME

(in thousands of U.S. dollars, except per unit amounts)

	Three months ended		Year ended
	December 31,		December 31,
	2019	2018	2019	2018
REVENUES
Time charter revenues	$38,487	37,257	145,321	$144,952
Other revenue	51	505	115	1,609
Total revenues	38,538	37,762	145,436	146,561
OPERATING EXPENSES
Vessel operating expenses	(9,214)	(7,185)	(30,870)	(24,195)
Administrative expenses	(2,785)	(1,926)	(9,861)	(8,916)
Depreciation and amortization	(5,280)	(5,323)	(21,477)	(21,146)
Total operating expenses	(17,279)	(14,434)	(62,208)	(54,257)
Equity in earnings (losses) of joint ventures	6,680	(1,093)	6,078	17,938
Operating income (loss)	27,939	22,235	89,306	110,242
FINANCIAL INCOME (EXPENSE), NET
Interest income	262	185	947	725
Interest expense	(6,751)	(6,377)	(27,692)	(26,814)
Gain (loss) on debt extinguishment	—	—	1,030	—
Gain (loss) on derivative instruments	—	2,989	—	4,681
Other items, net	(915)	(641)	(3,575)	(2,907)
Total financial income (expense), net	(7,404)	(3,844)	(29,290)	(24,315)
Income (loss) before tax	20,535	18,391	60,016	85,927
Income tax benefit (expense)	(1,789)	(2,280)	(7,275)	(8,305)
Net income (loss)	$18,746	16,111	52,741	$77,622
Preferred unitholders’ interest in net income	3,626	3,352	13,850	12,303
Limited partners' interest in net income (loss)	$15,120	12,759	38,891	$65,319

Earnings per unit
Common unit public (basic and diluted)	$0.44	$0.37	$1.12	$1.93
Common unit Höegh LNG (basic and diluted)	$0.47	$0.40	$1.84	$2.03
Subordinated unit Höegh LNG (basic and diluted)	$—	$0.40	$0.70	$2.03

13

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED CONSOLIDATED
BALANCE SHEETS

(in thousands of U.S. dollars)

	As of
	December 31,	December 31,
	2019	2018
ASSETS
Current assets
Cash and cash equivalents	$39,126	$26,326
Restricted cash	8,066	6,003
Trade receivables	735	1,228
Amounts due from affiliates	4,296	4,328
Inventory	463	646
Current portion of net investment in direct financing lease	4,551	4,168
Derivative instruments	—	1,199
Prepaid expenses and other receivables	2,534	2,967
Total current assets	59,771	46,865
Long-term assets
Restricted cash	12,627	13,125
Accumulated earnings of joint ventures	3,270	—
Vessels, net of accumulated depreciation	640,431	658,311
Other equipment	256	445
Intangibles and goodwill	17,108	20,739
Advances to joint ventures	3,831	3,536
Net investment in direct financing lease	274,353	278,905
Long-term deferred tax asset	217	174
Other long-term assets	936	940
Total long-term assets	953,029	976,175
Total assets	$1,012,800	$1,023,040

14

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED CONSOLIDATED
BALANCE SHEETS

(in thousands of U.S. dollars)

	As of
	December 31,	December 31,
	2019	2018
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	$44,660	$45,458
Trade payables	533	529
Amounts due to owners and affiliates	2,513	2,301
Value added and withholding tax liability	1,476	1,175
Derivative instruments	2,907	259
Accrued liabilities and other payables	11,164	7,458
Total current liabilities	63,253	57,180
Long-term liabilities
Accumulated losses of joint ventures	—	2,808
Long-term debt	412,301	390,087
Revolving credit facility due to owners and affiliates	8,792	39,292
Derivative instruments	12,028	2,438
Long-term tax liability	2,283	1,725
Long-term deferred tax liability	12,549	8,974
Other long-term liabilities	84	99
Total long-term liabilities	448,037	445,423
Total liabilities	511,290	502,603
EQUITY
8.75% Series A Preferred Units: 6,625,590 units issued and outstanding at December 31, 2019 and 6,129,070 units issued and outstanding at December 31, 2018	164,482	151,259
Common units public: 18,028,786 units issued and outstanding at December 31, 2019 and 17,944,701 units issued and outstanding at December 31,2018	315,176	325,250
Common units Höegh LNG: 15,257,498 units issued and outstanding at December 31, 2019 and 2,101,438 units issued and outstanding at December 31, 2018	39,795	6,844
Subordinated units: zero units issued and outstanding at December 31, 2019 and 13,156,060 units issued and outstanding at December 31, 2018	—	42,421
Accumulated other comprehensive income (loss)	(17,943)	(5,337)
Total partners' capital	501,510	520,437
Total equity	501,510	520,437
Total liabilities and equity	$1,012,800	$1,023,040

15

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED CONSOLIDATED
STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three months ended December 31,
	2019	2018
OPERATING ACTIVITIES
Net income (loss)	$18,746	$16,111
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	5,280	5,323
Equity in losses (earnings) of joint ventures	(6,680)	1,093
Changes in accrued interest income on advances to joint ventures	(76)	(70)
Amortization of deferred debt issuance cost and fair value of debt assumed	615	162
Amortization in revenue for above market contract	915	915
Expenditure for drydocking	39	—
Changes in accrued interest expense	14	(96)
Receipts from repayment of principal on direct financing lease	1,077	—
Unrealized foreign exchange losses (gains)	255	(79)
Unrealized loss (gain) on derivative instruments	—	(2,989)
Non-cash revenue: tax paid directly by charterer	(231)	(236)
Non-cash income tax expense: tax paid directly by charterer	231	236
Deferred tax expense and provision for tax uncertainty	803	1,008
Other adjustments	81	195
Changes in working capital:
Trade receivables	3,755	3,219
Inventory	—	(5)
Prepaid expenses and other receivables	(705)	65
Trade payables	(49)	(3)
Amounts due to owners and affiliates	(315)	(134)
Value added and withholding tax liability	(18)	1,443
Accrued liabilities and other payables	2,503	145
Net cash provided by (used in) operating activities	26,240	26,303

INVESTING ACTIVITIES
Expenditure for vessel and other equipment	—	(747)
Receipts from repayment of principal on direct financing lease	—	986
Net cash provided by (used in) investing activities	$—	$239

16

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED CONSOLIDATED
STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three months ended December 31,
	2019	2018
FINANCING ACTIVITIES
Repayment of long-term debt	$(11,165)	$(11,364)
Repayment of customer loan for funding of value added liability on import	—	(1,294)
Net proceeds from issuance of common units	—	64
Net proceeds from issuance of 8.75% Series A Preferred Units	10,346	4,674
Cash distributions to limited partners and preferred unitholders	(18,621)	(18,355)
Proceeds from indemnifications received from Höegh LNG	—	1,701
Repayment of indemnifications received from Höegh LNG	—	(1,297)
Net cash provided by (used in) financing activities	(19,440)	(25,871)

Increase (decrease) in cash and cash equivalents and restricted cash	6,800	671
Effect of exchange rate changes on cash, cash equivalents and restricted cash	51	(3)
Cash, cash equivalents and restricted cash, beginning of period	52,968	44,786
Cash, cash equivalents and restricted cash, end of period	$59,819	$45,454

17

HÖEGH LNG PARTNERS LP

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER ENDED DECEMBER 31, 2019 AND 2018

(in thousands of U.S. dollars)

Segment information

There are two operating segments. The segment profit measure is Segment EBITDA, which is defined as earnings before interest, taxes, depreciation, amortization, impairment and other financial items (gain (loss) on debt extinguishment, gain (loss) on derivative instruments and other items, net). Segment EBITDA is reconciled to operating income and net income in the segment presentation below. The two segments are “Majority held FSRUs” and “Joint venture FSRUs.” In addition, unallocated corporate costs, interest income from advances to joint ventures, and interest expense related to the outstanding balances on the $85 million revolving credit facility and the $385 million facility are included in “Other.”

For the three months ended December 31, 2019 and 2018, Majority held FSRUs includes the direct financing lease related to the PGN FSRU Lampung and the operating leases related to the Höegh Gallant and the Höegh Grace.

For the three months ended December 31, 2019 and 2018, Joint venture FSRUs includes two 50% owned FSRUs, the Neptune and the Cape Ann, that operate under long term time charters with one charterer.

The accounting policies applied to the segments are the same as those applied in the financial statements, except that i) Joint venture FSRUs is presented under the proportional consolidation method for the segment note to the Partnership’s financial statements and in the tables below, and under equity accounting for the consolidated financial statements and ii) internal interest income and interest expense between the Partnership’s subsidiaries that eliminate in consolidation are not included in the segment columns for the other financial income (expense), net line. Under the proportional consolidation method, 50% of the Joint venture FSRUs’ revenues, expenses and assets are reflected in the segment note. Management monitors the results of operations of joint ventures under the proportional consolidation method and not the equity method of accounting.

18

HÖEGH LNG PARTNERS LP

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER ENDED DECEMBER 31, 2019

(in thousands of U.S. dollars)

	Three months ended December 31, 2019
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment			Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations		reporting
Time charter revenues	$38,487	10,533	—	49,020	(10,533)	(1)	$38,487
Other revenue	51 (3)	—	—	51			51
Total revenues	38,538	10,533	—	49,071			38,538
Operating expenses	(10,194)	(2,452)	(1,805)	(14,451)	2,452	(1)	(11,999)
Equity in earnings (losses) of joint ventures	—	—	—	—	6,680	(1)	6,680
Segment EBITDA	28,344	8,081	(1,805)	34,620
Depreciation, amortization and impairment	(5,280)	(2,498)	—	(7,778)	2,498	(1)	(5,280)
Operating income (loss)	23,064	5,583	(1,805)	26,842			27,939
Gain (loss) on derivative instruments	—	4,145	—	4,145	(4,145)	(1)	—
Other financial income (expense), net	(2,745)	(3,048)	(4,659)	(10,452)	3,048	(1)	(7,404)
Income (loss) before tax	20,319	6,680	(6,464)	20,535	—		20,535
Income tax benefit (expense)	(1,792)	—	3	(1,789)	—		(1,789)
Net income (loss)	$18,527	6,680	(6,461)	18,746	—		$18,746
Preferred unitholders’ interest in net income	—	—	—	—	3,626	(2)	3,626
Limited partners' interest in net income (loss)	$18,527	6,680	(6,461)	18,746	(3,626)	(2)	$15,120

(1)	Eliminations reverse each of the income statement line items of the proportional amounts for Joint venture FSRUs and record the Partnership's share of the Joint venture FSRUs net income (loss) to Equity in earnings (loss) of joint ventures.
(2)	Allocates the preferred unitholders’ interest in net income to the preferred unitholders.
(3)	Other revenue relates to a final insurance settlement for the 2018 technical issues on the Höegh Gallant.

19

HÖEGH LNG PARTNERS LP

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER ENDED DECEMBER 31, 2018

(in thousands of U.S. dollars)

	Three months ended December 31, 2018
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment			Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations		reporting
Time charter revenues	$37,257	11,137	—	48,394	(11,137)	(1)	$37,257
Other revenue	505 (3)	—	—	505			505
Total revenues	37,762	11,137	—	48,899			37,762
Operating expenses	(7,865)	(2,324)	(1,246)	(11,435)	2,324	(1)	(9,111)
Equity in earnings (losses) of joint ventures	—	—	—	—	(1,093)	(1)	(1,093)
Segment EBITDA	29,897	8,813	(1,246)	37,464
Depreciation and amortization	(5,323)	(2,526)	—	(7,849)	2,526	(1)	(5,323)
Operating income (loss)	24,574	6,287	(1,246)	29,615			22,235
Gain (loss) on derivative instruments	2,989	(4,137)	—	(1,148)	4,137	(1)	2,989
Other financial income (expense), net	(6,322)	(3,243)	(511)	(10,076)	3,243	(1)	(6,833)
Income (loss) before tax	21,241	(1,093)	(1,757)	18,391	—		18,391
Income tax benefit (expense)	(2,278)	—	(2)	(2,280)	—		(2,280)
Net income (loss)	$18,963	(1,093)	(1,759)	16,111	—		$16,111
Preferred unitholders’ interest in net income	—	—	—	—	3,352	(2)	3,352
Limited partners' interest in net income (loss)	$18,963	(1,093)	(1,759)	16,111	(3,352)	(2)	$12,759

(1)	Eliminations reverse each of the income statement line items of the proportional amounts for Joint venture FSRUs and record the Partnership's share of the Joint venture FSRUs net income (loss) to Equity in earnings (loss) of joint ventures.
(2)	Allocates the preferred unitholders’ interest in net income to the preferred unitholders.
(3)	Other revenue consists of insurance proceeds received for a claim related to the PGN FSRU Lampung’s activities from prior periods and the probable insurance recovery for repair expenses incurred for the Hoegh Gallant.

20

HÖEGH LNG PARTNERS LP

UNAUDITED SCHEDULE OF FINANCIAL INCOME AND EXPENSE

(in thousands of U.S. dollars)

The following table includes the financial income (expense), net for the three months ended December 31, 2019 and 2018.

	Three months ended
	December 31,
(in thousands of U.S. dollars)	2019	2018
Interest income	$262	$185
Interest expense:
Interest expense	(6,101)	(6,215)
Commitment fees	(35)	—
Amortization of debt issuance cost and fair value of debt assumed	(615)	(162)
Total interest expense	(6,751)	(6,377)
Gain (loss) on derivative instruments	—	2,989
Other items, net:
Unrealized foreign exchange gain (loss)	(255)	79
Realized foreign exchange gain (loss)	19	(34)
Bank charges, fees and other	(49)	(34)
Withholding tax on interest expense and other	(630)	(652)
Total other items, net	(915)	(641)
Total financial income (expense), net	$(7,404)	$(3,844)

21

Appendix A: Segment EBITDA

Non-GAAP Financial Measures

Segment EBITDA. EBITDA is defined as earnings before interest, depreciation and amortization and taxes. Segment EBITDA is defined as earnings before interest, taxes, depreciation, amortization, impairment and other financial items. Other financial items consist of gain (loss) on debt extinguishment, gain (loss) on derivative instruments and other items, net (including foreign exchange gains and losses and withholding tax on interest expense). Segment EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as the Partnership’s lenders, to assess its financial and operating performance. The Partnership believes that Segment EBITDA assists its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in the industry that provide Segment EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, depreciation and amortization, taxes and other financial items, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including Segment EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in it and other investment alternatives and (b) monitoring its ongoing financial and operational strength in assessing whether to continue to hold common units. Segment EBITDA is a non-GAAP financial measure and should not be considered an alternative to net income, operating income or any other measure of financial performance presented in accordance with U.S. GAAP. Segment EBITDA excludes some, but not all, items that affect net income, and these measures may vary among other companies. Therefore, Segment EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following tables reconcile Segment EBITDA for each of the segments and the Partnership as a whole to net income (loss), the comparable U.S. GAAP financial measure, for the periods presented:

22

	Three months ended December 31, 2019
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment			Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations(1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$18,527	6,680	(6,461)	18,746			$18,746 (2)
Interest income	(130)	(73)	(132)	(335)	73	(3)	(262)
Interest expense	2,010	3,114	4,741	9,865	(3,114)	(3)	6,751
Depreciation, amortization and impairment	5,280	2,498	—	7,778	(2,498)	(4)	5,280
Other financial items	865	(4,138)	50	(3,223)	4,138	(5)	915
Income tax (benefit) expense	1,792	—	(3)	1,789			1,789
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	3,041	(3)	3,041
Equity in earnings of JVs: Depreciation, amortization and impairment	—	—	—	—	2,498	(4)	2,498
Equity in earnings of JVs: Other financial items	—	—	—	—	(4,138)	(5)	(4,138)
Segment EBITDA	$28,344	8,081	(1,805)	34,620			$34,620

23

	Three months ended December 31, 2018
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment			Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations(1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$18,963	(1,093)	(1,759)	16,111			$16,111 (2)
Interest income	(73)	(64)	(112)	(249)	64	(3)	(185)
Interest expense	5,770	3,285	607	9,662	(3,285)	(3)	6,377
Depreciation, amortization and impairment	5,323	2,526	—	7,849	(2,526)	(4)	5,323
Other financial items	(2,364)	4,159	16	1,811	(4,159)	(5)	(2,348)
Income tax (benefit) expense	2,278	—	2	2,280			2,280
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	3,221	(3)	3,221
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	2,526	(4)	2,526
Equity in earnings of JVs: Other financial items	—	—	—	—	4,159	(5)	4,159
Segment EBITDA	$29,897	8,813	(1,246)	37,464			$37,464

(1)	Eliminations reverse each of the income statement reconciling line items of the proportional amounts for Joint venture FSRUs that are reflected in the consolidated net income for the Partnership’s share of the Joint venture FSRUs net income (loss) on the Equity in earnings (loss) of joint ventures line item in the consolidated income statement. Separate adjustments from the consolidated net income to Segment EBITDA for the Partnership’s share of the Joint venture FSRUs are included in the reconciliation lines starting with “Equity in earnings of JVs.”
(2)	There is no adjustment between net income for Total Segment reporting and the Consolidated reporting because the net income under the proportional consolidation and equity method of accounting is the same.
(3)	Interest income and interest expense for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the interest income and interest expense in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Interest (income) expense for the Consolidated reporting.
(4)	Depreciation, amortization and impairment for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the depreciation, amortization and impairment in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Depreciation, amortization and impairment for the Consolidated reporting.
(5)	Other financial items for the Joint venture FSRUs is eliminated from the Segment reporting to agree to the Other financial items in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Other financial items for the Consolidated reporting.

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Appendix B: Distributable Cash Flow

Distributable cash flow represents Segment EBITDA adjusted for cash collections on principal payments on the direct financing lease, amortization in revenues for above market contracts less non-cash revenue: tax paid directly by charterer, amortization of deferred revenues for the joint ventures, interest income, interest expense less amortization of debt issuance cost, amortization and gain on cash flow hedges included in interest expense and proceeds from settlement of derivatives, other items (net), unrealized foreign exchange losses (gains), current income tax benefit (expense), net of uncertain tax position less non-cash income tax: tax paid directly by charterer, and other adjustments such as indemnification paid or to be paid by Höegh LNG for legal expenses related to the boil-off claim, non-budgeted expenses or losses, or prior period indemnifications refunded to, or to be refunded to, Höegh LNG for amounts recovered from insurance or the charterer, distributions on the Series A preferred units and estimated maintenance and replacement capital expenditures. Cash collections on the direct financing lease investment with respect to the PGN FSRU Lampung consist of the difference between the payments under time charter and the revenues recognized as a financing lease (representing the payment of the principal recorded as a receivable). Amortization in revenues for above market contracts consist of the non-cash amortization of the intangible for the above market time charter contract related to the acquisitions of the Höegh Gallant and Höegh Grace. Amortization of deferred revenues for the joint ventures accounted for under the equity method consist of non-cash amortization to revenues of charterer payments for modifications and drydocking to the vessels. Non-cash revenue: tax paid directly by charterer and non-cash income tax: tax paid directly by charterer consists of certain taxes paid by the charterer directly to the Colombian tax authorities on behalf of the Partnership’s subsidiaries which is recorded as a component of time charter revenues and current income tax expenses. Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets.

Distributable cash flow is presented starting with Segment EBITDA taken from the total segment reporting using the proportional consolidation method for the Partnership’s 50% interests in the joint ventures as shown in Appendix A. Therefore, the adjustments to Segment EBITDA include the Partnership’s share of the joint venture’s adjustments. The Partnership believes distributable cash flow is an important liquidity measure used by management and investors in publicly traded partnerships to compare cash generating performance of the Partnership’ cash generating assets from period to period by adjusting for cash and non-cash items that could potentially have a disparate effect between periods, and to compare the cash generating performance for specific periods to the cash distributions (if any) that are expected to be paid to limited partners. The Partnership also believes distributable cash flow benefits investors in comparing its cash generating performance to other companies that account for time charters as operating leases rather than financial leases, or that do not have non-cash amortization of intangibles or deferred revenue. Distributable cash flow is a non-GAAP liquidity measure and should not be considered as an alternative to net cash provided by operating activities, or any other measure of the Partnership’s liquidity or cash flows calculated in accordance with GAAP. Distributable cash flow excludes some, but not all, items that affect net cash provided by operating activities and the measures may vary among companies. For example, distributable cash flow does not reflect changes in working capital balances. Distributable cash flow also includes some items that do not affect net cash provided by operating activities. Therefore, distributable cash flow may not be comparable to similarly titled measures of other companies. Distributable cash flow is not the same measure as available cash or operating surplus, both of which are defined by the Partnership’s partnership agreement. The first table below reconciles distributable cash flow to Segment EBITDA, which is reconciled to net income, the most directly comparable GAAP measure for Segment EBITDA, in Appendix A. Refer to Appendix A for the definition of Segment EBITDA. The second table below reconciles distributable cash flow to net cash provided by operating activities, the most directly comparable GAAP measure for liquidity.

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(in thousands of U.S. dollars)	Three months ended December 31, 2019
Segment EBITDA	$34,620
Cash collection/Principal payment on direct financing lease	1,077
Amortization in revenues for above market contracts	915
Non-cash revenue: Tax paid directly by charterer	(231)
Equity in earnings of JVs: Amortization of deferred revenue	(662)
Interest income (1)	335
Interest expense (1)	(9,865)
Amortization of debt issuance cost	657
Other items, net (1)	(921)
Unrealized foreign exchange losses (gains)	255
Current income tax benefit (expense), net of uncertain tax position	(986)
Non-cash income tax: Tax paid directly by charter	231
Other adjustments:
Distributions relating to Series A preferred units (2)	(3,626)
Estimated maintenance and replacement capital expenditures	(5,175)
Distributable cash flow	$16,624

(1)	The Partnership's interest in the joint ventures' interest income, interest expense and amortization of debt issuance cost is $73, $3,114 and $42, respectively.

(2)	Represents distributions payable on Series A preferred units related to the three months ended December 31, 2019

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Reconciliation of distributable cash flows to net cash provided by (used in) operating activities

(in thousands of U.S. dollars)	Three months ended December 31, 2019
Distributable cash flow	$16,624
Estimated maintenance and replacement capital expenditures	5,175
Distributions relating to Series A preferred units (2)	3,626
Equity in earnings of JVs: Amortization of deferred revenue	662
Equity in earnings of JVs: Amortization of debt issuance cost	(42)
Equity in earnings of JVs: Depreciation, amortization and impairment	(2,498)
Equity in earnings of JVs: Gain (loss) on derivative instruments	4,145
Equity in losses (earnings) of joint ventures	(6,680)
Expenditure for drydocking	39
Changes in accrued interest expense and interest income	(62)
Other adjustments	80
Changes in working capital	5,171
Net cash provided by (used in) operating activities	$26,240

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Media contact:
Steffen Føreid
Chief Executive Officer and Chief Financial Officer
+47 975 57 406
www.hoeghlngpartners.com

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